

Mail Stop 4720

May 17, 2016

Via E-mail
Mr. Dominic F. Silvester
Chief Financial Officer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX, Bermuda

   Re: Enstar Group Limited
     Form 10-K for the Year Ended December 31, 2015
     Filed February 29, 2016
     File No. 001-33289

Dear Mr. Silvester:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 2: Significant Accounting Policies
(b) Acquisition Costs, page 114

1. Please tell us whether you limit the capitalization of acquisition costs to those associated with successful acquisition efforts as required by ASC 944-30-25-1A added by ASU 2010-26. If so, please represent that you will modify your policy disclosure in future filings to indicate that you only capitalize acquisition costs associated with successful efforts.

<u>Note 18: Taxation, page 167</u>

2. You disclose in the last paragraph on page 167 that you have undistributed earnings in foreign subsidiaries which, if distributed, may be subject to income or withholding taxes. Please address the following comments:

- Tell us the estimated amount of undistributed earnings and the taxes thereon that you would be required to pay at December 31, 2015 if these earnings were distributed and your consideration for disclosing the information required by ASC 740-30-50-2c.
- Tell us the amount of cash held at December 31, 2015 at the entities with undistributed earnings and your consideration for discussing any limitations on your ability to transfer funds without incurring significant additional taxes on your liquidity and capital resources disclosures in management's discussion and analysis of financial condition and results of operations.

<u>Schedule V-Valuation and qualifying accounts</u>

3. Please provide Schedule V-Valuation and qualifying accounts as required by Rule 7-05 of Regulation S-X or tell us why it is not required. At a minimum, it appears that your provision for bad debts associated with your reinsurance recoverables as disclosed on page 149 are material to those recoverables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jacob Luxenburg, Staff Accountant, at (202) 551-2339 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance